UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

ZETA ACQUISITION CORP. II

(Exact name of Registrant as specified in its charter)

Delaware	000-53057	61-1547850
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, Iowa 50309

(Address of Principal Executive Offices, including Zip Code)

(515) 244-5746

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: February 24, 2017

Zeta Acquisition Corp. II

c/o Equity Dynamics Inc.

666 Walnut Street, Suite 2116

Des Moines, Iowa 50309

Tel: (515) 244-5746

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

February 24, 2017

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Zeta Acquisition Corp. II, a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ZETA ACQUISITION CORP. II. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact John Pappajohn, President and director of Zeta Acquisition Corp. II, c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, Iowa 50309; telephone: (515) 244-5746.

By Order of the Board of Directors,
John Pappajohn
President and Director

Des Moines, Iowa

February 24, 2017

INTRODUCTION

This Information Statement is being mailed to the holders of record as of February 24, 2017 of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Zeta Acquisition Corp. II, a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”), and Aerpio Therapeutics, Inc., a Delaware corporation (“Aerpio”), pursuant to which Merger Sub will merge with and into Aerpio, with Aerpio continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger will occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Aerpio and Merger Sub (the “Merger Agreement”). Immediately following the effective time of the Merger (the “Effective Time”), Aerpio will convert to a Delaware limited liability company (the “LLC Conversion”). This Information Statement is being mailed on or about February 24, 2017 to the holders of record of our Common Stock as of January 31, 2017.

The terms of the proposed Merger Agreement provide, among other things, that each 2.3326338 outstanding share of Aerpio common stock, par value $0.001 per share, would be exchanged for 1 share of our Common Stock. Further, in connection with the closing of the proposed Merger, and pursuant to a proposed Stock Purchase Agreement (the “Stock Purchase Agreement”), between certain third parties (“Purchasers”) and our current stockholders, immediately following the LLC Conversion, (i) one million (1,000,000) of the shares of our Common Stock held by such stockholders would be sold to the Purchasers in exchange for aggregate consideration of $150,000 plus reimbursement of the fees and expenses of our counsel and certain other expenses not to exceed $45,000 and (ii) the remaining four million (4,000,000) of the shares of Common Stock held by such stockholders would be forfeited and canceled (such sale and cancellation of shares, the “Sale/Cancellation”).

The Merger Agreement also contemplates a change in the majority of the Board at the Effective Time, which will be no earlier than the eleventh day following the date this Schedule 14f-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders (the “New Board Effective Date”). Pursuant to the terms of the Merger Agreement, immediately following the Effective Time, the Board, which currently consists of John Pappajohn and Matthew P. Kinley, will increase the size of the Board to 8, will elect Joseph Gardner, Muneer Satter, Paul Weiss, Caley Castelein, Anupam Dalal, Steven Prelack, Chau Khuong and Pravin Dugel to serve on the Board, and Mr. Kinley and Mr. Pappajohn will resign as directors and officers of the Company immediately prior to such appointments.

The foregoing descriptions of the proposed Merger Agreement and the proposed Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by the terms of the actual Merger Agreement and Stock Purchase Agreement, which have yet to be completed and executed. We plan to file a copy of the executed version of each agreement as exhibits to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreements.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement. This Information Statement will be first mailed to the Company’s stockholders of record as of January 31, 2017 on or about February 24, 2017.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and Stock Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of February 24, 2017, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of a proposed Merger Agreement by and among the Company, Merger Sub and Aerpio, at the Effective Time of the Merger, Aerpio will become our wholly-owned subsidiary.

The transactions contemplated by the Merger Agreement and LLC Conversion are intended to be a reorganization pursuant to the provisions of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock issued to the former Aerpio stockholders will be issued in reliance upon exemptions from registration pursuant to Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) promulgated thereunder.

As described above, the proposed Merger Agreement contemplates a change in the majority of the Board at the Effective Time, which will be no earlier than the New Board Effective Date. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of John Pappajohn and Matthew P. Kinley, will increase the size of the Board to 8, will elect Joseph Gardner, Muneer Satter, Paul Weiss, Caley Castelein, Anupam Dalal, Steven Prelack, Chau Khuong and Pravin Dugel to serve on the Board, and Mr. Kinley and Mr. Pappajohn will resign as directors and officers of the Company immediately prior to such appointments. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the New Board Effective Date, there would be a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject, first, to the execution and delivery of the proposed Merger Agreement by the parties thereto, and second, to the satisfaction of certain contingencies and compliance with regulatory requirements to be set forth in the proposed Merger Agreement. Consummation of the Merger will also be conditioned upon, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Aerpio prior to the New Board Effective Date.

Current Executive Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position
John Pappajohn	88	President and Director
Matthew P. Kinley	49	Secretary, Chief Financial Officer and Director

John Pappajohn has served as our President and Director since inception. Mr. Pappajohn currently serves as the President and principal stockholder of Equity Dynamics, Inc., a financial consulting firm, and has served as such since 1969. He is also the sole owner of Pappajohn Capital Resources, a venture capital firm. Since January 6, 2014, Mr. Pappajohn has been the chairman of the board of directors of Cancer Genetics, Inc., which is traded on the Nasdaq Capital Market under the symbol “CGIX.” Mr. Pappajohn has been involved in the development and financing of more than one hundred companies during his career and has served as a director of more than 40 public companies. Mr. Pappajohn currently serves as a director of the following public companies: American CareSource Holdings, Inc., and MYnd Analytics, Inc., which trade under the symbols “NASDAQ: GNOW,” and “NASDAQ OTCBB:MYAN,” respectively. Mr. Pappajohn received his B.S.C. from the University of Iowa in 1952.

Matthew P. Kinley has served as our Chief Financial Officer, Secretary and a Director since inception. Mr. Kinley currently serves as the Senior Vice President of Equity Dynamics, Inc., a financial consulting firm, and Pappajohn Capital Resources, a venture capital firm. He has served as such since 1995. Mr. Kinley served as President and as a director of Healthcare Acquisition Corp. from April 2005 through August 2007. Healthcare Acquisition Corp. is now the public company known as PharmAthene, Inc., which trades under the symbol “AMEX:PIP.” Mr. Kinley has also served as a director of American CareSource Holdings, Inc. (NASDAQ: GNOW) since December 2011. Mr. Kinley has been involved in the financing and development of more than 25 companies in the past ten years. From 1990 through 1995, Mr. Kinley was manager and held various positions at KPMG Peat Marwick, working on tax, audit and merger and acquisition issues. He currently serves on the Board of Directors of several private companies. Mr. Kinley also serves on the College of Business Executive Advisory Board and the Entrepreneurial Center Advisory Board at the University of Northern Iowa. Mr. Kinley received his B.A. in Business, with highest honors, from the University of Northern Iowa in May 1990.

Mr. Pappajohn’s and Mr. Kinley’s past experience as executive officers and directors of shell companies which have completed a business combination will be beneficial to the Company as it seeks to carry out its business plan.

Executive Officers and Directors Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be named to the Board and executive management of the Company. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of John Pappajohn and Matthew P. Kinley, will increase the size of the Board to 8, will elect Joseph Gardner, Muneer Satter, Paul Weiss, Caley Castelein, Anupam Dalal, Steven Prelack, Chau Khuong and Pravin Dugel to serve on the Board, and Mr. Kinley and Mr. Pappajohn will resign as directors and officers of the Company immediately prior to such appointments.

Name	Age	Position
Executive Officers
Joseph Gardner	61	President, Chief Executive Officer and Director
Steve Pakola	48	Chief Medical Officer
Kevin G. Peters	60	Chief Scientific Officer
James Murphy	60	Interim Chief Financial Officer

Non-Employee Directors and Directors-Elect
Muneer Satter	56	Director, Chairman
Chau Khuong	41	Director
Paul M. Weiss	59	Director
Caley Castelein	46	Director
Anupam Dalal	45	Director
Steven Prelack	59	Director
Pravin Dugel	53	Director

Executive Officers

Joseph Gardner, Ph.D. has served as Aerpio’s Chief Executive Officer and President since December 2011. Dr. Gardner co-founded Akebia Therapeutics in 2007 and has been an Advisor for Akebia since 2013. He served as the Chief Executive Officer, President and as a member of the board of directors of Akebia until September 2013. Prior to that, Dr. Gardner worked in pharmaceutical discovery and development at Procter & Gamble Pharmaceuticals for 23 years, including two years in P&G’s health care mergers and acquisition group and 10 years managing discovery licensing. He served as a Director of Chemistry and Intellectual Property Management of the Pharmaceutical Division of Procter & Gamble, and as a Director of Juvenile Diabetes Research Foundation International Inc. Dr. Gardner received his B.S. with honors in Biological Chemistry from Tulane University in 1977, earned his M.S. in Chemistry in 1980 from Utah State University and Ph.D. in 1983 in Medicinal Chemistry from University of Wisconsin.

Kevin G. Peters, M.D., Ph.D. has served as Aerpio’s Chief Scientific Officer since November 2011. Dr. Peters guided the development of AKB-9778 while at Akebia Therapeutics, and continues to be in charge of scientific discovery and development for Aerpio. From 2006 to 2010 he served as Medical Director of Cardiovascular and Metabolic Disease in Global and Discovery Medicine at Bristol Myers Squibb and from 1998 to 2006 he served as head of Therapeutic Angiogenesis research at P&G Pharmaceuticals. He served as a Member of the Scientific Advisory Board of Akebia. Dr. Peters served as an Associate Professor of Medicine and Pharmacology in the Division of Cardiology at Duke University Medical Center. Mr. Peters received his M.D. from the University of Iowa, Ph.D. and B.A. from Augustana College.

Steve Pakola, M.D. has served as Aerpio’s Chief Medical Officer since October 2015. Since May 2012, Dr. Pakola has served as the Chief Medical Officer of Amakem NV and the Chief Medical Officer, Senior Vice President of Clinical Development and as Director at ThromboGenics NV from 2000 to 2012. Previously, Dr. Pakola served as an Associate Director of Cardiovascular Clinical Research at Boehringer-Ingelheim Pharmaceuticals, where he served as Global Medical Lead on the Lipid-Lowering Development Programme, as well as USA Medical Lead for the Direct Thrombin Inhibitor Development Programme. From 1996 to 1998, Dr. Pakola served in senior-level clinical development positions at Quintiles Cardiovascular Therapeutics and Organon. Dr. Pakola received his B.A and his MD from the University of Pennsylvania.

James Murphy has served as Aerpio’s Chief Financial Officer since March 2014. From 2012 to 2017. Mr. Murphy has provided CFO Services primarily to emerging life sciences companies through both Danforth Advisors and Firmus CFO. From 2004 to 2012, he served as a vice president and chief financial officer for OXiGene. Mr. Murphy has experience in senior financial management positions, including at publicly-held companies in the healthcare, medical device and pharmaceutical industries. He also served as the Vice President of Finance for Whatman Inc. where he supervised the successful integration of Hemasure. He had previously served as Senior Vice President and CFO of Hemasure and as a Corporate Controller of Sepracor. Mr. Murphy received his B.A. in economics and accounting from the College of the Holy Cross and is a Certified Public Accountant.

Non-Employee Directors

Muneer A. Satter has served as a member of Aerpio’s board of directors since October 2013. Mr. Satter has been Founder and Managing Partner of Satter Medical Technology Partners, L.P. since 2016, Chairman of Satter Investment Management LLC since 2012, and he also manages the Satter Foundation. Prior to Satter Investment Management, Mr. Satter was a partner at Goldman Sachs where he spent 24 years in various roles, most recently as the Global Co-Head of the Principal Debt Group and Global Head of the Mezzanine Group in the Merchant Banking Division, where he raised and managed over $30 billion of assets. Mr. Satter is co-chairman of the board of directors of Vital Therapies, Inc. and Linq3 Technologies LLC, chairman of the board of directors of Akebia Therapeutics and Restorsea Holdings, LLC and a director of Annexon Biosciences. He also serves as vice chairman of Goldman Sachs Foundation and GS Gives, is a director of World Business Chicago, is on the Board of Advisors of the American Enterprise Institute and is on the Board of Trustees of Northwestern University where he is Chairman of the Finance Committee. Mr. Satter received a B.A. in Economics from Northwestern University, a J.D. from Harvard Law School and an M.B.A. from Harvard Business School.

Chau Khuong has served on Aerpio’s board of directors since April 2014. Since 2003, Mr. Khuong has been a Private Equity Partner at OrbiMed Advisors. He is currently on the boards of Pieris Pharmaceuticals, Synlogic, Cerapedics, Nabriva Therapeutics AG, and Inspire Medical Systems. Mr. Khuong holds a B.S. degree in Molecular, Cellular and Developmental Biology and a Master’s in Public Health from Yale University.

Paul M. Weiss Ph.D. has served on Aerpio’s board of directors since November 2011. Since 2006, Dr. Weiss has been Managing Director of Venture Investors. From 2001 to 2006 Dr. Weiss served as the President at Gala Design, which was sold to Cardinal Health (now part of Catalent). From 1997 to 2000, Dr. Weiss served as the VP of Business Development/VP of Technology and Product Licensing at 3-Dimensional Pharmaceuticals (IPO and subsequent sale to Johnson & Johnson). Prior to that, Dr. Weiss worked as Director of Licensing for the pharmaceutical company Wyeth-Ayerst (now part of Pfizer). Currently, he also serves as a director at Euthymics Bioscience, FluGen, Madison Vaccines, and Neurovance. He served as a director of Akebia Therapeutics and Tissue Regeneration Systems. Dr. Weiss holds a Ph.D. in Biochemistry and an M.B.A. from the University of Wisconsin-Madison and a B.Sc. in Biochemistry from Carleton University Institute of Biochemistry.

Caley Castelein, M.D. has served on Aerpio’s board of directors since March 2017. Dr. Castelein is the Founder and has been a Managing Director for Kearny Venture Partners since 2006. Dr. Castelein is also the Founder and has been the Managing Director for KVP Capital since 2013. He is a director for ViewRay, Alivecor, Boreal, Newbridge Pharmaceuticals, WellPartner, and Waterstone Pharmaceuticals. Dr. Castelein received his M.D. from University of California, San Francisco and his A.B. in Biology from Harvard University.

Anupam Dalal, M.D. has served on Aerpio’s board of directors since November 2011. Since August 1, 2016, Dr. Dalal has been working at Acuta Capital. From 2006 to 2016, Dr. Dalal was the Managing Director of Kearny Venture Partners. He was a Founder and Managing Member of KVP Capital. He served as a director of Akebia Therapeutics from 2008 to 2016. Dr. Dalal received an M.D. degree from the University of California in San Francisco with honors; an M.B.A., with distinction, from Harvard Business School; and a B.A. degree in Economics, Phi Beta Kappa and highest honors, from the University of California at Berkeley.

Steven Prelack has served on Aerpio’s board of directors since March 2017. Mr. Prelack has been the Chief Operating Officer and Senior Vice President of VetCor since 2010. He is a director at Galectin Therapeutics and Pieris, Mr. Prelack holds a CPA and has a B.B.A. in Finance and Acunting from the University of Massachusetts, Amherst.

Dr. Pravin U. Dugel, MD has served as a member of Aerpio’s board of directors since March 2017. Since 1994, Dr. Dugel has served as the Managing Partner of Retinal Consultants of Arizona and is a Founding Member of the Spectra Eye Institute. He is a Clinical Professor at the USC Roski Eye Institute, Keck School of Medicine at the University of Southern California. Dr. Dugel serves on the Advisory Board of Acucela, Inc. and as a member of the Scientific Advisory Board at MacuSight, Inc., Alcon Surgical, Genentech and Novartis. He also serves as a Member of the Medical Advisory Board at TrueVision Systems, Inc. and a Member of the Clinical Advisory Board at Opthea Limited. Dr. Dugel received his M.D. from UCLA School of Medicine and his BA from Columbia University.

Terms of Office

The Company’s directors and officers have been appointed or will be following the proposed Merger. The officers will be appointed for a one-year term or until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with our bylaws. The directors will be appointed for staggered three-year terms as described below or until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with our bylaws. The directors will be divided into three staggered classes and each will be assigned to one of the three classes. At each annual meeting of the stockholders, beginning in 2018, a class of directors will be elected for a three-year term. Immediately following the Effective Time, the Board, which currently consists of John Pappajohn and Matthew P. Kinley, will increase the size of the board to 8, will elect Joseph Gardner, Muneer Satter, Paul Weiss, Caley Castelein, Anupam Dalal, Steven Prelack, Chau Khuong and Pravin Dugel to serve on the Board, and Mr. Kinley and Mr. Pappajohn will resign as directors and officers of the Company immediately prior to such appointments. The Board will be staggered into the following three classes:

•	Our Class I directors will be Paul Weiss and Caley Castelein and their term will end in 2018.

•	Our Class II directors will be Steve Prelack, Anupam Dalal and Pravin Dugel and their term will end in 2019.

•	Our Class III directors will be Joseph Gardner, Chau Khuong and Muneer Satter and their term will end in 2020.

Significant Employees

As of the date hereof, we have no significant employees and do not anticipate having any significant employees following the proposed Merger, other than our executive officers.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.

Transactions with Related Persons

Zeta Acquisition Corp. II

The Company currently utilizes the office space and equipment of its management at no cost. Management estimates such amounts to be immaterial.

On March 31, 2015, the Company issued promissory notes to Mr. Pappajohn, Mr. Kinley, AANA Ltd., and NICALE Partners in the amounts of $8,000, $8,000, $2,500, and $1,500, respectively.

On December 21, 2015, the Company issued promissory notes to Mr. Pappajohn and Mr. Kinley in the amounts of $6,000 each. On December 22, 2015, the Company issued promissory notes to AANA Ltd. and NICALE Partners in the amounts of $1,875, and $1,125, respectively.

On June 22, 2016, the Company issued promissory notes to Mr. Pappajohn, Mr. Kinley, AANA Ltd, and NICALE Partners in the amounts of $4,000, $4,000, $1,250 and $750, respectively.

All of the notes accrue interest at a rate of 6% per annum, are unsecured and due on demand.

Interest of $42,378 and $32,436 was accrued and unpaid at December 31, 2016 and 2015, respectively.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

Aerpio Therapeutics, Inc.

As described above, our proposed members of the Board on the New Board Effective Date are Joseph Gardner, Muneer Satter, Paul Weiss, Caley Castelein, Anupam Dalal, Steven Prelack, Chau Khuong and Pravin Dugel; our proposed President, Chief Executive Officer and Director following the Merger is the President and Chief Executive Officer of Aerpio; our proposed Chairman of the Board following the Merger is Mr. Satter; our proposed Interim Chief Financial Officer following the Merger is the Chief Financial Officer of Aerpio; our proposed Chief Scientific Officer following the Merger is the Chief Scientific Officer of Aerpio; and our proposed Chief Medical Officer following the Merger is the Chief Medical Officer of Aerpio.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Delaware General Corporation Law.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the NASDAQ Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Under such definition, our current directors, John Pappajohn and Matthew P. Kinley would not be considered independent as they also each serve as an executive officer of the Company. In addition, following the proposed Merger Joseph Gardner would not be considered independent as he will serve as an executive officer of the Company.

Board Meetings; Annual Meeting Attendance

During the fiscal year ended December 31, 2016, the Board did not meet and the Company did not hold an annual meeting. The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2016 by the unanimous written consent of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or NASDAQ, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only four stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who beneficially own more than ten percent (10%) of our Common Stock (collectively, the “Reporting Persons”), to file reports with the SEC of beneficial ownership and reports of changes in beneficial ownership of our Common Stock on Forms 3, 4 and 5. Reporting Persons are required by applicable SEC rules to furnish us with copies of all such forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. To our knowledge, based solely on our review of the copies of the Forms 3, 4 and 5 received by us during the fiscal year ended December 31, 2016 and written representations that no other reports were required, we believe that all reports required to be filed by such persons with respect to the Company’s fiscal year ended December 31, 2016 were timely filed.

Code of Ethics

We have not adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions in that our officers and directors serve in these capacities.

Board Leadership Structure and Role in Risk Oversight

John Pappajohn currently serves as our President and a director and Matthew P. Kinley currently serves as our Chief Financial Officer, Secretary and a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and on the New Board Effective Date, the Board will initially be comprised of eight directors, consisting of Joseph Gardner, Muneer Satter, Paul Weiss, Caley Castelein, Anupam Dalal, Steven Prelack, Chau Khuong and Pravin Dugel, with Muneer Satter serving as our Chairman.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Zeta Acquisition Corp. II, c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, Iowa 50309, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Aerpio Therapeutics, Inc., 9987 Carver Road, Suite 420, Cincinnati, OH 45242, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we may assume Aerpio’s existing equity incentive plan and concurrently amend and restate such plan and we may adopt a plan proposed by Aerpio which would be effective upon completion of the proposed Merger.

Compensation Committee Interlocks and Insider Participation

As described above, we have not provided our officers and directors with any compensation since our inception. As a result, we do not have a compensation committee or a committee performing similar functions.

Compensation Committee Report

Because the Company does not have a compensation committee or a committee performing similar functions, it does not have a compensation committee report.

Security Ownership of Certain Beneficial Owners and Management

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of February 24, 2017 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all executive officers and directors as a group.

As of February 24, 2017, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger		Percentage of Common Stock Beneficially Owned Pre-Merger
John Pappajohn c/o Equity Dynamics Inc. 666 Walnut Street, Suite 2116 Des Moines, Iowa 50309	President and director	2,000,000		40.0%

Matthew P. Kinley c/o Equity Dynamics Inc. 666 Walnut Street, Suite 2116 Des Moines, Iowa 50309	Chief Financial Officer, Secretary and director	2,000,000		40.0%

AANA Ltd. c/o Argyris Vassiliou 94 Nathan Hale Drive Stamford, Connecticut 06902		625,000	(1)	12.5%

NICALE Partners c/o Argyris Vassiliou 94 Nathan Hale Drive Stamford, Connecticut 06902		375,000	(2)	7.5%

All Officers and Directors as a group (2 individuals)		4,000,000		80.0%

(1)	Represents shares of Common Stock owned by AANA Ltd. Mr. Vassiliou, his wife and his two minor children are the owners of AANA Ltd. Mr. Vassiliou has sole investment and voting power of these shares. Therefore, Mr. Vassiliou may be deemed the beneficial owner of the shares of common stock held by AANA Ltd.
(2)	Represents shares of Common Stock owned by NICALE Partners. Mr. Vassiliou’s minor children are the owners of NICALE Partners. Mr. Vassiliou has sole investment and voting power of these shares. Therefore, Mr. Vassiliou may be deemed the beneficial owner of the shares of common stock held by NICALE Partners.

Following the Proposed Merger and Sale/Cancellation

The following table sets forth anticipated information regarding the number of shares of our Common Stock beneficially owned, assuming the closing of the proposed Merger and LLC Conversion and the proposed Sale/Cancellation, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each director, director-elect and named executive officer of the Company and (iii) all officers, directors and directors-elect as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 18,999,999 shares of Common Stock issued and outstanding following the proposed Merger and the Sale/Cancellation, but does not include shares of Common Stock to be issued upon the consummation of a private placement offering of up to $40,000,000 that we expect will be consummated immediately after the proposed Merger and LLC Conversion.

One or more persons in the table below may purchase shares of Common Stock in the private placement offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the private placement offering. In addition, other purchasers in the private placement offering not listed in the table below may purchase shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock immediately following the private placement offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is Aerpio Therapeutics, Inc., 9987 Carver Road, Suite 420, Cincinnati, OH 45242.

Beneficial Owner	Title	Shares of Common Stock Beneficially Owned (#) (1)	Percentage of Common Stock Beneficially Owned (%) (1)
Directors, Directors-Elect and Named Executive Officers
Muneer A. Satter (2)	Director, Chairman	2,121,768	11.2%
Chau Khuong (3)	Director	3,653,328	19.2%
Steven Prelack	Director	—	*
Paul Weiss (4)	Director	1,303,821	6.9%
Caley Castelein (5)	Director	1,279,687	6.7%
Anupam Dalal (10)	Director	76,202	*
Pravin Dugel	Director	—	*
Joseph Gardner (6)	President, Chief Executive Officer, Director	681,007	3.5%
Kevin Peters (7)	Chief Scientific Officer	318,938	1.7%
Stephen Pakola (8)	Chief Medical Officer	59,323	*
James Murphy	Interim Chief Financial Officer	—	*
All current executive officers, directors and directors-elect as a group (11 individuals)		9,494,074	49.5%

Other 5% or More Stockholders
Novartis Bioventures Ltd. (9)		5,245,373	27.6%
Entities Affiliated with OrbiMed Private Investments III, LP(3)		3,653,328	19.2%
Trusts and Other Entities Affiliated with Muneer A. Satter(2)		2,121,768	11.2%
Venture Investors Early Stage Fund IV(4)		1,303,821	6.9%
Kearny Venture Partners, L.P. and related funds(5)		1,279,687	6.7%

*	Represents beneficial ownership of less than 1% of the shares of common stock.
(1)	Beneficial ownership is determined in accordance with SEC rules, and includes any shares as to which the stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are expected to be beneficially owned is not an admission on the part of the stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2)	Consists of (a) 980,092 shares that are held by the Muneer A. Satter Revocable Trust for which Muneer A. Satter serves as trustee and, in such capacity, has sole voting and dispositive power over all such shares and (b) 1,141,676 shares that are held by various other trusts and other entities for which Muneer A. Satter serves as trustee, investment advisor or manager and, in such capacity, has sole voting and dispositive power over all such shares (collectively, the “Satter Investors”). The address of the Satter Investors is c/o Satter Investment Management, LLC, 676 North Michigan Avenue, Suite 4000, Chicago, Illinois 60610.
(3)	Consists of 3,653,328 shares of Common Stock owned directly by OrbiMed Private Investments III, LP, or OPI III. OrbiMed Advisors LLC, or OrbiMed, is the managing member of GP III, which is the general partner of OPI III. Samuel D. Isaly is the managing member of and owner of a controlling interest in OrbiMed. By virtue of such relationships, GP III, OrbiMed and Mr. Isaly may be deemed to have voting and investment power over the shares held by OPI III and as a result may be deemed to have beneficial ownership of such shares. Chau Khuong, an employee of OrbiMed, is a member of our board of directors. Each of GP III, OrbiMed, Mr. Isaly and Mr. Khuong disclaims beneficial ownership of the shares held by OPI III, except to the extent of its or his pecuniary interest therein, if any. The address of OrbiMed Investments and OrbiMed Associates is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York 10022.
(4)	Consists of 1,303,821 shares of Common Stock owned directly by Venture Investors Early Stage Fund IV Limited Partnership, or VIESF. The general partner of VIESF, VIESF IV GP LLC, has sole voting and investment control over the shares owned by VIESF. The members of VIESF IV GP LLC, John Neis, Paul M. Weiss, Scott Button, George Arida, James R. Adox, Loren G. Peterson, and Venture Investors Southeast LLC (of which Roger H. Ganser is the sole member), have sole voting and investment power for VIESF IV GP LLC with respect to its voting power in its capacity as General Partner for the shares held by VIESF. None of the members of VIESF IV GP LLC has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of Venture Investors Early Stage Fund IV Limited Partnership is 505 South Rosa Road, Suite 201, Madison, Wisconsin, 53719.
(5)	Consists of (i) 1,179,430 shares of common stock owned directly by Kearny Venture Partners, L.P., or KVP, (ii) 24,055 shares of common stock owned directly by Kearny Venture Partners Entrepreneurs Fund, L.P., or KVPE, (iii) 7,882 shares of common stock owned directly by TWHVP SPV, LLC, or TWHVP, and (iv) 68,320 shares of common stock owned directly by Revelation TWHVP, LLC, or Revelation. The general partner of both KVP and KVPE is Kearny Venture Associates, L.L.C., or KVA. KVA has the sole voting and investment control over the shares owned by KVP and KVPE, and the Managing Members of KVA share in the voting and investment control over such shares controlled by KVA. The Managing Members of KVA are Caley Castelein, Richard Spalding and James Shapiro. None of the Managing Members of KVA has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of KVA is One Embarcadero, Suite 3700, San Francisco, CA 94111. The general partner of TWHVP and Revelation is Kearny Venture Associates II, LLC, or KVA II. KVA II has the sole voting and investment control over the shares owned by TWHVP and Revelation, and the Managing Members of KVA II have sole voting and investment control over the shares controlled by KVA II. The Managing Members of KVA II are Caley Castelein, Anupam Dalal and Andrew Jensen. None of the Managing Members of KVA II has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of KVA II is One Embarcadero, Suite 3700, San Francisco, CA 94111.
(6)	Consists of (i) 493,158 shares of common stock held directly by Joseph Gardner and (ii) 187,849 shares of common stock issuable upon the conversion of options within 60 days of January 31, 2017.
(7)	Consists of (i) 317,025 shares of common stock held directly by Kevin G. Peters and (ii) 1,913 shares of common stock issuable upon the conversion of options within 60 days of January 31, 2017.
(8)	Consists of 59,323 shares of common stock issuable directly to Steven Pakola upon the conversion of options within 60 days of January 31, 2017.
(9)	Consists of 5,245,373 shares of Common Stock owned directly by Novartis Bioventures, Ltd. The board of directors of Novartis Bioventures Ltd. has sole voting and investment control and power over such shares. None of the members of its board of directors has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares. Novartis Bioventures Ltd. is an indirectly-owned subsidiary of Novartis AG. The address of Novartis Bioventures Ltd. is 131 Front Street, Hamilton, HM12, Bermuda.
(10)	Consists of (i) 7,882 shares of common stock owned directly by TWHVP SPV, LLC, or TWHVP, and (ii) 68,320 shares of common stock owned directly by Revelation TWHVP, LLC, or Revelation. The general partner of TWHVP and Revelation is Kearny Venture Associates II, LLC, or KVA II. KVA II has the sole voting and investment control over the shares owned by TWHVP and Revelation, and the Managing Members of KVA II have sole voting and investment control over the shares controlled by KVA II. The Managing Members of KVA II are Caley Castelein, Anupam Dalal and Andrew Jensen. None of the Managing Members of KVA II has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of KVA II is One Embarcadero, Suite 3700, San Francisco, CA 94111.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at: Zeta Acquisition Corp. II, c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, Iowa 50309, Attention: Board of Directors.